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FEB 13 2018

SEC FILE NUMBER
8-67674

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17A-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Itaú International Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	OFFICIAL USE ONLY
	FIRM ID. NO.

200 S. Biscayne Blvd, Suite 2200
                                        (No. and Street)

Miami	Florida,	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto Martins   (305) 416-7814
                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name - if individual, state last, first, middle name)

401 East Las Olas Blvd., Suite 1800	Ft. Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Roberto Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itaú International Securities Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

OLGA FERNANDEZ-DUARTE
Notary Public - State of Florida
Commission # GG 027226
My Comm. Expires Nov 27, 2020
Bonded through National Notary Assn

Notary Public

Executive Representative
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filings, see section 240.17a–5(e)(3).*

Itaú International Securities Inc.
Index
December 31, 2017



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itaú International Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itaú International Securities Inc. (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Certified Public Accountants
January 31, 2018

We have served as the Company's auditor since 2008.

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

Itaú International Securities Inc.
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	1,010,330
Receivables from affiliate		2,230
Receivables from clearing broker		11,888,695
Trading securities		30,018,600
Other assets		493,585
Total assets	$	43,413,440
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	1,212,827
Payables to affiliates		2,301,958
Total liabilities		3,514,785
Common stock, $0.01 par value, 100,000 shares authorized,		
100,000 shares issued and outstanding		1,000
Additional paid in capital		17,619,000
Accumulated surplus		22,278,655
Total stockholder's equity		39,898,655
Total liabilities and stockholder's equity	$	43,413,440

The accompanying notes are an integral part of these financial statements.

Itaú International Securities Inc.
Notes to Financial Statements
December 31, 2017

1. Organization and Business

Itaú International Securities Inc. (the "Company" or "IIS"), is a wholly owned subsidiary of ITAÚ BBA International plc (the "Parent"), a banking corporation incorporated under the laws of the United Kingdom.

The Company was incorporated in March 2007 and commenced its broker-dealer operations in September 2008.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). There were no commodity trades in 2017. The principal business of the Company is to act as a broker-dealer in the execution of securities transactions for Latin American customers. The majority of its customers are also customers of Banco Itaú International ("BII"), a related financial institution wholly owned by the Parent.

The Company clears all customer transactions on a fully disclosed basis through its clearing firm, Pershing LLC ("Pershing"). The Company does not accept customer funds or securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for the Company's customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company classifies as cash and cash equivalents highly liquid instruments with original maturities of three months or less and includes cash and cash due from Banks. The Company has $250,000 on deposit with Pershing as part of its clearing agreement, this amount is included in Receivables from clearing broker.

Receivables from/Payables to Affiliates
The Company reimburses BII for expenses paid by BII on behalf of the Company. BII also remits fees to IIS for trading services performed on its behalf. In addition, the Company remits fees to MCC Securities Inc. ("MCC"), a related party, for revenue earned in conjunction with customer introductions. MCC pays IIS fees and the relevant commissions incurred with such customer transactions.

Receivable from Clearing Broker
Amounts receivable from the clearing broker consist of deposits and amounts due from and payable to the clearing broker for fees and commissions.

Trading Securities
Securities acquired for trading purposes are classified as trading securities. Trading securities, which include debt securities, are reported at fair value.

Itaú International Securities Inc.
Notes to Financial Statements
December 31, 2017

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to accounting for income taxes. This approach requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized.

3. Related Party Transactions

Under an administrative services agreement (the "Services Agreement") with BII, IIS receives payroll, administration, occupancy, equipment and information services. In accordance with the Services Agreement, BII allocates expenses monthly to the Company, using a methodology that considers the proportional cost of the services provided. Related payable under the Services Agreement as of December 31, 2017 totaled $2,065,383. At December 31, 2017, the amount owed to BII for expenses paid is $235,523 included in the payables to affiliates on the balance sheet.

Under an agreement with MCC, MCC refers its customers to IIS and IIS introduces those customers to Pershing as fully-disclosed customers of IIS, for clearance and settlement of their transactions and custody of their assets. IIS collects revenue on behalf of and remits the revenue to MCC. At December 31, 2017, the amount owed to MCC is $1,052 included in the payables to affiliates on the balance sheet. At December 31, 2017, the amount owed to IIS for fees and commissions is $2,230 included in the receivables from affiliate on the balance sheet.

In 2017, IIS provided trading services to BII for a group of products including mutual funds, CDs, derivatives, and equities.

Because of the relationship between IIS and its related parties, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 22, 2017, President Donald Trump signed into law "H.R.1", formerly known as the "Tax Cuts and Jobs Act", which among other items reduces the federal corporate tax rate to 21% effective January 1, 2018. As a result, the Company's net deferred tax liability has been revalued at the 21% rate.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

Amortization	$	20,552
Fees to foreign related parties		1,937
Prepaid expenses		(39,446)
Net deferred tax liabilities	$	(16,957)

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $38,949,016 which was $38,714,697 in excess of the amount required of $234,319. The ratio of aggregate indebtedness to net capital at December 31, 2017 is 9.02%.

The Company has claimed an exemption under SEC Customer Protection Rule 15c3-3 ("Rule 15c3-3") Section (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of FDIC insured limits.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of financial instruments. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

8. Disclosure about Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with applicable guidance, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

Basis of Fair Value Measurement
- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Itaú International Securities Inc.
Notes to Financial Statements
December 31, 2017

- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected losses and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

The following table details the assets and liabilities carried at fair value on a recurring basis as of December 31, 2017 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value.

U.S. treasury securities are fair valued on a recurring basis with the corresponding unrealized gains or losses recognized in the statement of operations. Management uses quoted market prices to determine fair value of the financial instrument, therefore such valuations have been classified as Level 1. There were no transfers into or out of Level 1 during 2017.

	Fair Value Measurements using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2017				
US Treasury Bonds	$ 30,018,600	$ -	$ -	$ 30,018,600
Total	$ 30,018,600	$ -	$ -	$ 30,018,600

There are no assets or liabilities carried at fair value on a nonrecurring basis as of December 31, 2017.

9. **Fair Value of Financial Instruments**

Fair value estimates are based on existing financial instruments, without attempting to estimate the value of anticipated future business. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein.

Cash and Cash Equivalents
Fair values of cash and cash equivalents are estimated to equal the carrying amounts due to their short term nature.

Receivable from Clearing Broker
The carrying amounts of receivables from clearing brokers approximate their fair value.

Trading Securities
Fair values for trading securities are based on quoted market prices that consider the rates provided by the issuer earned on comparable instruments. The carrying amounts of trading securities approximate their fair value.

10. **Subsequent Events**

The Company has performed an evaluation of subsequent events through January 31, 2018, the date the financial statements were available for issuance. No material subsequent events were identified.

There are no material differences between the computation of net capital below and the net capital calculation within the Company's unaudited part II of Form X–17A–5 filed January 23, 2018.

Computation of net capital

Total stockholder's equity	$	39,898,655
Deductions and/or charges		
Nonallowable assets		
Receivables from affiliate		2,230
Other assets		493,585
Other deductions		850
Total (deductions) and/or charges		496,665
Haircuts on securities		452,974
Net capital		38,949,016
Computation of basic net capital requirement		
Minimum net capital required		234,319
Excess of net capital	$	38,714,697
Computation of aggregate indebtedness		
Items included in statement of financial condition		
Payables to affiliates	$	2,301,958
Accrued expenses and other liabilities		1,212,827
Total aggregate indebtedness	$	3,514,785
Ratio of aggregate indebtedness to net capital		9.02%

Itaú International Securities Inc.

**Financial Statements and Supplemental Schedules
Pursuant to Rule 17a–5 of the Securities and
Exchange Commission
December 31, 2017**